Exhibit 24

Power of Attorney

Volkswagen Aktiengesellschaft (the “Principal”) a stock corporation incorporated pursuant to the laws of Germany, with its business address at Berliner Ring 2, 38440 Wolfsburg, Germany and registered with the commercial register of the local court of Braunschweig under no. HRB100484, has acquired and may in the future acquire shares in QuantumScape Corporation, a Delaware corporation (“QuantumScape”), through Volkswagen Group of America Investments, LLC, a Delaware limited liability company (“VWGoAI”) pursuant to both that certain business combination agreement dated September 3, 2020 and that certain Series F Preferred Stock Purchase Agreement dated May 14, 2020, as amended (together, the “Transaction”). Principal hereby grants a power of attorney to Gudrun Letzel, Madelene Maria Helene Krüger, Dr. Angela-Kristina Speidel, Dr. Eike Bleckwenn, Dr. Sebastian Pläster and Dominic Lange (each an “Attorney in Fact” and jointly the “Attorneys in Fact”), in each case two of them acting jointly, to prepare, execute on the Principal’s behalf, and file with the U.S. Securities and Exchange Commission (the “SEC”) the following in connection with the Principal’s ownership, acquisition, or disposition of shares in QuantumScape:

a)	a joint filing agreement between the Principal and Volkswagen Group of America, Inc. and VWGoAI;

b)	Schedule 13D filings and any amendments thereto with the SEC; and

c)	Forms 3, 4 and 5 filings and any amendments thereto with the SEC.

The Attorneys in Fact are authorized to make all necessary or expedient declarations and carry out all such legal actions in connection with the above.

This power of attorney is subject to substantive German law under exclusion of the international conflict of law rules.

This power of attorney expires on December 31, 2022.

ppa.	ppa.
/s/ Dr. Jesko Rosenmüller	/s/ Alfred Ströhlein
Dr. Jesko Rosenmüller for Volkswagen Aktiengesellschaft	Alfred Ströhlein for Volkswagen Aktiengesellschaft